Exhibit 12

BELO CORP.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	1999		2000		2001		2002		2003
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$276,453		$266,834		$21,763		$213,454		$209,460
Add: Total fixed charges	115,696		138,017		116,157		108,451		98,117
Less: Interest capitalized	2,552		2,398		489		573		500

Adjusted earnings	$389,597		$402,453		$137,431		$321,332		$307,077

Fixed Charges:
Interest	$113,147		$135,151		$113,145		$105,359		$94,110
Portion of rental expense representative of the interest factor (1)	2,549		2,866		3,012		3,092		4,007

Total fixed charges	$115,696		$138,017		$116,157		$108,451		$98,117

Ratio of Earnings to Fixed Charges	3.37	x	2.92	x	1.18	x	2.96	x	3.13	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.